EX. d.4

INVESTMENT ADVISORY FEE REDUCTION AGREEMENT

This Investment Advisory Fee Reduction Agreement (the “Fee Reduction Agreement”) dated as of July 1, 2016 is by and between Columbia Acorn Trust (the “Trust”), on behalf of its series Columbia Acorn International Select (the “Fund”), and Columbia Wanger Asset Management, LLC, the Fund’s investment adviser (“CWAM”).

WHEREAS, the Trust and CWAM have entered into an Investment Advisory Agreement dated May 27, 2010 (the “Advisory Agreement”) that sets forth the respective rights and obligations of the Trust and CWAM in connection with CWAM’s provision of investment advisory services to the Fund;

WHEREAS, in payment for the investment advisory services rendered by CWAM pursuant to Schedule B of the Advisory Agreement, the Trust, on behalf of the Fund, pays CWAM fees accrued daily and paid monthly of (i) 0.940% of the Fund’s net assets up to $500 million and (ii) 0.900% of the Fund’s net assets over $500 million (the “Advisory Fee”);

WHEREAS, the Trust and CWAM desire to permanently reduce the Advisory Fee as set forth herein; and

WHEREAS, CWAM represents that the quality and quantity of its services provided under the Advisory Agreement will not be affected by this Fee Reduction Agreement and that its obligations under the Advisory Agreement will remain unchanged in all respects.

NOW THEREFORE, the Trust and CWAM hereby agree that the Advisory Fee shall be reduced by 0.05% at all net asset levels such that under the Advisory Agreement the Trust, on behalf of the Fund, pays CWAM fees accrued daily and paid monthly as follows:

•	0.890% of the Fund’s net assets up to $500 million

•	0.850% of the Fund’s net assets over $500 million

This undertaking shall be binding upon any successors and assignees of CWAM, and may only be modified or amended with approval from the Trust and CWAM, except that any future increases in the contractual fee rates under this Fee Reduction Agreement must be approved by Board of Trustees of the Trust and the shareholders of the Fund as and to the extent required by the Investment Company Act of 1940. A copy of the Trust’s Agreement and Declaration of Trust, as amended, is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by its officers as officers and not individually. All obligations of the Trust hereunder shall be binding only upon the assets of the Fund and shall not be binding upon any trustee, officer, employee, agent or shareholder of the Trust. Neither the authorization of any action by the trustees or shareholders of the Trust, nor the execution of this Fee Reduction Agreement on behalf of the Trust, shall impose any liability upon any trustee, officer or shareholder of the Trust.

This Fee Reduction Agreement shall be attached to and made a part of the Advisory Agreement. The Advisory Agreement shall continue in full force and effect as modified hereby.

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IN WITNESS THEREOF, the parties hereto have executed this Fee Reduction Agreement as of the day and year first written above.

COLUMBIA ACORN TRUST,
on behalf of its series Columbia Acorn International Select

By:	/S/ John Kunka
Name: John Kunka
Title: Treasurer

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/S/ Alan Berkshire
Name: Alan Berkshire Title: Chief Operating Officer

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